SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer's ID (CNPJ): 76.483.817/0001 -20
PUBLICLY HELD COMPANY
CVM Registration No.1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND TWENTY-FIFTH
ORDINARY MEETING OF THE BOARD OF DIRECTORS

1. VENUE: Rua Coronel Dulcídio, nº 800, Curitiba, State of Paraná. 2. DATE AND TIME: June 17, 2009, 9:00 a.m. 3. PRESIDING BOARD: João Bonifácio Cabral Júnior - Chairman; Rubens Ghilardi - Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

I. Amendments requested to the text of the 20-F report to be sent to the United States Securities and Exchange Commission (SEC), which will later be reviewed and approved by the Board of Directors;
II. Ratification of the guideline sent by the Chairman of the Board of Directors to the Executive Board regarding the submission of the query to the State of Paraná Court of Audits about the Personnel Succession and Renewal Plan. All staff replacements are therefore suspended until the pronouncement of said authority;
III. Authorization given for calling a Shareholders’ Meeting to discuss the 2009 Tariff Adjustment Index (IRT/2009);
IV. Approval given to the Nocturnal Pig-Breeding Program and its submission to the Shareholders’ Meeting;
V. Approval given for capital injection in Carbocampel S.A. and to start negotiations for increasing Copel’s interest in it from 49% to 51%;
VI. Ratification of the appointment of a member to the Boards of Sercomtel Telecomunicações S.A. and Sercomtel Celular S.A.;
VII. Presentation of the activities of the Environment and Corporate Citizenship Department made;
VIII. Reelection of Board members Laurita Costa Rosa, Rogério de Paula Quadros and Jorge Michel Lepeltier as members of the Audit Committee for the period 2009-2011; and
IX. Approval given to the 2009-2010 Internal Audit plan;

5. ATTENDANCE: JOÃO BONIFÁCIO CABRAL JÚNIOR – Chairman; RUBENS GHILARDI – Executive Secretary; LAURITA COSTA ROSA; LUIZ ANTONIO RODRIGUES ELIAS; MUNIR KARAM; NILTON CAMARGO COSTA; ROGÉRIO DE PAULA QUADROS; JORGE MICHEL LEPELTIER; OSMAR ALFREDO KOHLER – Chairman of the Fiscal Council.

The full text of the minutes of the 125th Ordinary Meeting of the Board of Directors of Copel was recorded in Book No. 6 registered at the Commercial Registry of the State of Paraná under no. 05/095391-5 on August 8, 2005.

RUBENS GHILARDI
Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2009

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.